Isos Acquisition Corp.

55 Post Road West, Suite 200

Westport, CT 06880

March 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Isos Acquisition Corporation
Registration Statement on Form S-1, as amended
Filed January 21, 2021, as amended
File No. 333-252283

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Isos Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on March 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ George Barrios
George Barrios
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Davis Polk & Wardwell LLP